Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,										For the three months ended March 31,
	2007		2008		2009		2010		2011		2012
Pre-tax income from continuing operations	$43,998		$168,434		$88,174		$128,455		$48,379		$58,173
Fixed charges and preferred dividends	14,677		21,853		35,696		49,051		52,255		21,821
Amortization of capitalized interest	87		149		404		713		958		88
Interest capitalized	(1,622)		(1,666)		(4,576)		(4,247)		(1,432)		(89)
Preferred Dividends	—		—		—		—		—		—

Total adjusted earnings available for payment of fixed charges	$57,140		$188,770		$119,698		$173,972		$100,160		$79,993

Fixed Charges
Interest expense	12,119		18,128		28,143		39,420		45,207		20,116
Interest capitalized	1,622		1,666		4,576		4,247		1,432		89
Amortization of debt-related expenses	482		1,590		2,504		4,882		5,113		1,473
Rental expense representative of interest factor	454		469		473		502		503		142
Preferred dividends	—		—								—

Total fixed charges	$14,677		$21,853		$35,696		$49,051		$52,255		$21,821

Ratio of earnings to fixed charges (1)	3.9	x	8.6	x	3.4	x	3.5	x	1.9	x	3.7	x
Ratio of earnings to combined fixed charges and preferred dividends	3.9	x	8.6	x	3.4	x	3.5	x	1.9	x	3.7	x

(1)	The Company discontinued hedge accounting as of January 1, 2012, therefore the Company’s financial derivative instruments are marked to market with the resulting changes in fair value recorded in earnings. These mark-to-market adjustments produce a degree of earnings volatility but have no cash flow impact relative to changes in market prices.